SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

FLASR, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

33852X107
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
108 S. Franklin Avenue
Valley Stream, New York 11580
 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33852X107	13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Everett Dickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 86,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.4%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 33852X107	13D	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2014 (the “Schedule 13D”) on behalf of Everett Dickson (the “Reporting Person”) with respect to the common stock of FLASR, Inc. f/k/a Language Arts, Corp. (the “Issuer”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

On September 16, 2014, the Reporting Person was issued 50,000,000 shares of Common Stock of the Issuer in consideration for all the issued and outstanding shares of FLASR, Inc. owned by the Reporting Person. The transaction was in accordance with the terms and provisions of a stock purchase agreement entered into on said date; as a result of the closing, FLASR became a wholly-owned subsidiary of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) As of September 16, 2014, the Reporting Person is deemed the beneficial owner of 86,000,000 shares of Common Stock representing 80.4% of the Issuer’s outstanding Common Stock, The foregoing percentage is based upon 107,000,000 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 18, 2014.

(b) The Reporting Person has the sole power to vote or to direct the vote of 86,000,000 shares and to dispose of or to direct the disposition of 86,000,000 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Stock Purchase Agreement, dated September 16, 2014 by and among Language Arts, Corp., FLASR, Inc. and Everett Dickson (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2014).

CUSIP No. 33852X107	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2014	By:	/s/ Everett Dickson
Everett Dickson